UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM

1.	Details of the Agenda for the Series “B” Special Shareholders’ Meeting of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México to be held on April 28, 2020

2.	Details of the Agenda for the Ordinary Shareholders’ Meeting of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México to be held on April 28, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: April 16, 2020

Item 1

BANCO SANTANDER MÉXICO, S.A.,

INSTITUCIÓN DE BANCA MÚLTIPLE,

GRUPO FINANCIERO SANTANDER MÉXICO.

SERIES "B" SPECIAL SHAREHOLDERS’ MEETING

APRIL 28, 2020

The shareholders are hereby informed of the details of the matters to be discussed at the Series "B" Special Shareholders’ Meeting pursuant to the Agenda of the Day published in the corresponding call made on March 11, 2020:

ITEM 1

Resignation, appointment and, as the case may be, ratification of the members of the Company’s Board of Directors and the Company's Statutory Auditor, representing Series “B” shares and the Company’s capital stock.

The resignation of Mrs. Gina Lorenza Diez Barroso Azcárraga as Independent Director, and of Mr. Guillermo Jorge Quiroz Abed as Alternate Independent Director, as it will be proposed that Mr. Quiroz will be appointed as Independent Alternate Director of the Series “F” shares.

The confirmation of the other members of the Board of Directors of the Company, representing the Series “B” shares, will be proposed.

By virtue of the above, the representatives of the Series "B" shares on the Board of Directors will be the following:

Series "B" Independent Directors
D. Antonio Purón Mier y Terán	D. Jesús Federico Reyes Heroles González Garza
D. Fernando Benjamín Ruíz Sahagún	D. Rogelio Zambrano Lozano
D. Alberto Torrado Martínez	D. Guillermo Francisco Vogel Hinojosa
D. María de Lourdes Melgar Palacios	D. Joaquín Vargas Guajardo

On the other hand, the confirmation of C.P.C. Jose Carlos Silva Sánchez Gavito, as Statutory Auditor will be proposed.

ITEM II

Appointment of special delegates to formalize and carry out the resolutions adopted at the Meeting.

It will be proposed to authorize Mr. Héctor Blas Grisi Checa, Mr. Fernando Borja Mujica and Mrs. Rocío Erika Bulhosen Aracil, so that any of them, individually or through such persons as they may delegate, may carry out all and every one of the steps and procedures that may be necessary before the competent authorities in order to obtain the corresponding authorizations for the fulfillment of the resolutions adopted by this Meeting. Likewise, it will be proposed to appoint them as Special Delegates of the Meeting on behalf of and representing the Company so that any of them, individually, may appear before a Notary Public of their choice to formalize the content of these Minutes and, if they consider it convenient, to prepare, execute and file the notices required by any authority.

Item 2

BANCO SANTANDER MÉXICO, S.A.,

INSTITUCIÓN DE BANCA MÚLTIPLE,

GRUPO FINANCIERO SANTANDER MÉXICO.

ANNUAL GENERAL ORDINARY SHAREHOLDERS’ MEETING

APRIL 28, 2020

We hereby inform shareholders of the details of the matters to be discussed at the Annual General Ordinary Shareholders' Meeting in accordance with the Agenda of the Day published in the corresponding call made on March 11, 2020:

ITEM I

Submission of the Board of Directors report in connection with the Company’s performance during the fiscal year ended as of December 31, 2019, including: (i) the Financial Statements under the criteria of the National Banking and Securities Commission (CNBV) and IFRS, on such date, and (ii) the external auditor’s report.

Pursuant to section 172 of the General Law on Trade Companies, the report on the transactions carried out by the Company during the year ended on December 31, 2019 will be presented by the Board of Directors at the Meeting for the shareholders’ approval.

The consolidated Financial Statements of the Company and subsidiaries prepared in accordance with the criteria of the CNBV for the year that began on January 1 and ended on December 31, 2019, which were published in the newspaper "El Economista" in this city on March 27, 2020, will be presented.

The Financial Statements prepared in accordance with IFRS as of December 31, 2019 will be presented.

The Independent Auditor will present their report with respect to the Financial Statements of the Company, for the year ended on December 31, 2019.

ITEM II

Proposal and, if applicable, approval of the allocation of profits.

Given that the Financial Statements report a "Net Income" during the year 2019 that amounts to Mx$21,332,045,421.00 M.N., the following distribution will be proposed:

➢	From the "Net Income" earned during the year by the Company, an amount of Mx$1,601,273,847.00 M.N. to be applied to the “Legal Reserve” account.

➢	From the “Profit” earned during the year by the Company on a standalone basis, an amount of Mx$14,411,464,627.00 M.N. to be applied to the account "Income/loss from previous years”.

➢	From the “Profit” gained during the year by the subsidiaries of the Company, an amount of Mx$5,319,306,947.00 M.N to be applied to the account "Income/loss from previous years”.

A proposal will be presented for the ratification of a fund for the repurchase of stocks of the Company pursuant to the provisions of section 56 paragraph IV of the Mexican Securities Market Law according to the policies approved by the Board of Directors, for an amount of Mx$12,800,000,000.00 M.N. The funds will come from the account "Income from previous years" and the amount shall not exceed the total balance of net profit of the Company, including retained earnings.

ITEM III

Company’s CEO and General Director’s report on the business status, corresponding to fiscal year 2019.

The Annual Report of the Executive Chairman and CEO prepared in accordance with Article 172 of the General Law on Trade Companies and Article 28 fraction IV (b) of the Mexican Securities Market Law shall be considered by the Meeting, with the prior opinion of the Board of Directors.

ITEM IV

Report with respect to the Opinion issued by the Board of Directors regarding the content of the report of the Company’s CEO and General Director.

The opinion to be issued by the Board of Directors at its meeting on April 23, 2020 on the content of the report presented by the Executive Chairman and CEO of the Company will be presented. Such opinion shall be at the disposal of shareholders from that same date.

ITEM V

Board of Director’s report on the main accounting and information policies and criteria.

The report of the Board of Directors on the main accounting and reporting principles and standards, to be approved by the Board of Directors at its meeting of April 23, 2020, will be presented.

ITEM VI

Report with respect to compliance with the tax obligations discharged by the Company in the fiscal year 2019.

.

Pursuant to the provisions in paragraph XIX of section 76 of the Income Tax Law, it will be informed that the Company has complied with all its tax obligations both as direct taxpayer and as withholder under the terms and periods stipulated by the tax regulations in effect for the year 2019, and there are no relevant issues to be disclosed.

ITEM VII

Report on the transactions and activities in which the Company participated.

The relevant transactions and activities carried out by the Company during year 2019 will be presented, including the following:

Santander Private Banking Mexico, the "best private banking" according to Euromoney magazine.

On February 11, 2019, Santander Private Banking Mexico was recognized for the second consecutive time by the prestigious Euromoney magazine as the "Best Private Bank", this as a result of a vote made between more than 2 thousand entities in the financial and banking sector.

Euromoney magazine, founded in 1969, is recognized worldwide as a leader in international and financial banking news. The Euromoney Excellence Awards are the benchmark for the financial sector. The awards are decided by Euromoney's publishers based on objective data such as profitability, growth and efficiency, combined with subjective criteria.

Banco Santander Mexico recognized as a leading company in Social Responsibility of the Sustainable IPC of the Mexican Stock Exchange.

For the second consecutive year, Banco Santander Mexico received the recognition as a leading company in Social Responsibility of the Sustainable IPC Index of the Mexican Stock Exchange, for obtaining the highest ratings among the listed companies in the areas of corporate governance, social responsibility and care for the environment.

Redemption in full of all of its outstanding Tier 2 subordinated capital notes due 2024 issued in 2013.

On January 30, 2019, Banco Santander México announced the redemption in full of all of its outstanding Tier 2 subordinated capital notes for an amount of U.S.$1.3 billion issued on December 27,2013 (the “2024 Capital Notes”). As a result of the foregoing redemption, all outstanding 2024 Capital Notes have been redeemed and cancelled.

Banco Santander, S.A., the parent company, announced its intention to make an offer to acquire the shares of Banco Santander Mexico.

On April 12, 2019, Banco Santander, S.A. the Parent Company, announced its intention to make an offer to acquire approximately 25% of shares of Banco Santander (Mexico), S.A. not already held by the Santander Group. Shareholders who accepted the offer received 0.337 newly issued shares of Banco Santander, S.A. for every share of Santander Mexico and 1.685 American Depositary Shares (ADSs) of Banco Santander for every ADS of Santander Mexico. The offer and exchange took place in the second half of 2019.

Chairman of the Board of Directors, communicates his intention to step down from such position.

On May 2, 2019, Mr. Marcos Martínez Gavica, Chairman of the Board of Directors, announced his intention to step down from his position in April 2020. The selection and nomination of Mr. Gavica’s successor will be made in accordance with the current nomination policy for Banco Santander S.A. and its subsidiaries.

Banco Santander México was designated a level III domestic systemically important financial institution by the Mexican National Banking and Securities Commission for the fourth consecutive year.

On May 28, 2019, Banco Santander México, S.A., announced that it has been designated a Level III – Domestic Systemically Important Financial Institution by the CNBV for the fourth consecutive year.

The capital buffer applicable to Banco Santander México remains at 1.20%, in addition to a regulatory capitalization ratio of 10.5%. This capital buffer can be built progressively over a maximum period of four years starting 2016, and the Bank is required to have a minimum capitalization ratio of 11.7% as of December 31, 2019

While the CNBV allows for the progressive fulfillment of the capital buffer requirement, Banco Santander México reported a capitalization ratio of 16.90% as of March 31, 2019. Thus, Banco Santander México already complies with this regulatory requirement.

Banco Santander México, informs that its parent company, Banco Santander, S.A., issued a material fact announcement.

On July 23, 2019 Banco Santander, S.A. announced that its Board of Directors approved the required capital increase to acquire the minority shareholders’ interests in Santander Mexico.

Resolution of the Board of Directors of Banco Santander México, regarding the Public offering of share acquisition and reciprocal subscription by its Parent Company

On August 20, 2019, the Board of Directors announced that after considering the different elements and information available in connection with the process of the public share acquisition offer (OPA) of Banco Santander Mexico and the reciprocal subscription of shares of Banco Santander, S.A., its parent company, concluded that the proposed exchange factor with respect to the OPA was legally and financially supported and, as a result, was fair to the shareholders of Banco Santander Mexico. Among other things, the council took into account the financial opinion it received from Morgan Stanley &Co. LLC, with respect to the exchange factor applicable to the OPA.

Banco Santander México, informs that its parent company, Banco Santander, S.A. issued a material fact announcement.

On September 6, 2019, Banco Santander México, informed that Banco Santander, S.A. its Parent Company published the results of its exchange offer for the securities representing the share capital of the Bank. As a result, the shareholding of the Parent Company in Santander Mexico will increase from 74.96% to 91.65% of its share capital, while the remaining 8.35% will remain held by minority shareholders or as treasury stock.

Banco Santander Mexico reported on the resolution adopted by its Board of Directors.

On October 31, 2019, Banco Santander México announced that its Board of Directors, among other resolutions, had called an Extraordinary Shareholders‘ Meeting, where it was submitted for the approval of its shareholders the merger of the Bank, as the surviving company, and Santander Vivienda, S.A. de C.V., SOFOM, Grupo Financiero Santander México, as the merging company, subject to obtaining the corresponding corporate, regulatory and governmental authorizations.

Furthermore, the report on the operations and activities in which the Board of Directors was involved during the financial year from January 1 to December 31, 2019 will be presented, which is expected to be approved by the Board of Directors at its meeting to be held on 23 April 2020 and which will be available to shareholders from that date.

ITEM VIII

Board of Director’s report with respect to the activities of the Company’s Audit Committee and the Corporate Practices, Nominations and Compensations Committee during fiscal year 2019.

The report to be approved by the Board of Directors on April 23, 2020 will be presented. Such report will be available for shareholders from that date.

ITEM IX

Report on the resignation, appointment and, if applicable, ratification of the Regular and Alternate members of the Board of Directors and the Company's Statutory Auditor, elected as representatives of Series “F” and Series “B” shares, which are part of the Company’s capital stock. Determination of compensations thereto.

Resolutions approved by the Special Shareholders’ Meetings of Series "F" and Series "B" shares on the composition of the Board of Directors will be presented. Such Board of Directors is proposed to be composed as follows:

Non Independent Series “F”
Directors	Alternate Directors
D Laura Renne Diez Barroso Azcárraga	D. Rodrigo Brand de Lara
D. Héctor Blas Grisi Checa	D. Ángel Rivera Congosto
D. Magdalena Sofía Salarich Fernández de Valderrama	D. Didier Mena Campos
D. Francisco Javier García-Carranza Benjumea	D. Guillermo Jorge Quiroz Abed (Indep)
Independent Series “F”
D. Cesar Augusto Montemayor Zambrano	D. Juan Gallardo Thurlow
D. Barbara Garza Lagüera Gonda	D. Eduardo Carredano Fernández
Independent Series “B”
D. Antonio Purón Mier y Terán	D. Jesús Federico Reyes Heroles González Garza
D. Fernando Benjamín Ruíz Sahagún	D. Rogelio Zambrano Lozano
D. Alberto Torrado Martínez	D. Guillermo Francisco Vogel Hinojosa
D. María de Lourdes Melgar Palacios	D. Joaquín Vargas Guajardo
Company's Statutory Auditor
Statutory Audit	C.P.C. Jose Carlos Silva Sánchez Gavito

Biographical information of the directors is attached.

The confirmation of Mr. Fernando Benjamín Ruíz Sahagún as Chairman of the Audit Committee and Mr. Antonio Purón Mier y Terán as Chairman of the Corporate Practices, Nominating and Compensation Committee will be proposed

Determination of compensation for independent directors:

➢	For each session of the Board of Directors and, if applicable, for each Committee session they attend as members, compensation of Mx$86,465.00 (eighty six thousand four hundred and sixty five Mexican pesos), less the corresponding withholding tax, shall be paid.

➢	In addition, a Director acting as President in the sessions of the Committees he/she attends will be paid a compensation of Mx$99,435.00 (Ninety nine thousand four hundred and thirty five Mexican pesos), less the corresponding withholding tax.

A proposal will be presented for Series “F” Non-Independent Directors and Alternate Directors to renounce any remuneration that may correspond to them derived from the execution of their roles.

Determination of compensation for the Statutory Auditor:

➢	For each session of the Board of Directors and, if applicable, for each Committee session the Statutory Auditor attends, a compensation of Mx$86,465.00 (eighty six thousand four hundred and sixty five Mexican pesos), less the corresponding withholding tax, shall be paid.

ITEM X

Proposal and, if applicable, approval for the payment of a cash dividend to shareholders of the Company.

It is reported that the decree and amount of the dividend to be approved by the Shareholders' Meeting has not been determined. Such information will be disclosed in a subsequent statement.

ITEM XI

Designation of special delegates to formalize and carry out the resolutions adopted at the meeting.

It will be proposed to authorize Mr. Héctor Blas Grisi Checa, Fernando Borja Mujica and Ms. Rocío Erika Bulhosen Aracil, so that any of them, individually or through the persons they may delegate, may carry out all and every one of the steps and procedures that may be necessary before the competent authorities in order to obtain the corresponding authorizations for the fulfillment of the resolutions adopted by the Meeting. Likewise, it will be proposed to appoint them as Special Delegates of the Meeting on behalf and representation of the Company so that any of them, indistinctively, may appear before a Notary Public of their choice to formalize the content of these Minutes and, if they consider it convenient, to prepare, execute and file the notices required by any authority.

BIOGRAPHIES OF THE MEMBERS OF THE BOARD

NON INDEPENDENT SERIES "F" DIRECTORS

Laura Diez Barroso Azcárraga has been the Chief Executive Officer of LCA Capital since 2007. She is also a member of the Board of Directors of Hotel Secrets Puerto Los Cabos, Cross Border Xpress, and Self Storage Development. Additionally, she is the Chairman of the Board of Directors of Grupo Aeroportuario del Pacífico, in which she manages the main strategic projects and initiatives, and a member of the Compensation Committee to promote talent retention and staff development. She also collaborates in the Procurement Committee, which to analyzes investment projects, and in the Operational Committee, which analyzes the monthly performance and relevant events of each airport. For nearly 16 years, she was an Independent member of the Board of Directors of Grupo Financiero Inbursa and Teléfonos de México. She also participates actively in the following foundations: Fundación Centro Histórico, Fundación LCA Capital, Patronato Antiguo Colegio de San Ildefonso, Fundación GAP (Escuelas SER), UDEM - Centro Roberto Garza Sada and Fideicomiso Pro-Bosque de Chapultepec.

Héctor Blas Grisi Checa is the Executive President and Chief Executive Officer of Grupo Financiero Santander México and of Banco Santander México. He was Executive President and Chief Executive Officer of Credit Suisse México from 2001 to 2015. Prior to that, he was Chief Executive Officer of the same institution from 1997 to 2001, and also Director of Investment Banking of Credit Suisse México. Mr. Grisi was a member of the board of directors of Credit Suisse Americas, of the Global Committee of Credit Suisse and a member of the Operational Committee of the Americas. He held several positions in Grupo Financiero Inverméxico from 1991 to 1997, in the Corporate and Investment Banking Department. From 1986 to 1991 he worked at Casa de Bolsa Inverlat, in the department of Corporate and Investment Banking. He has been the Vice-President of the Asociación de Bancos de México since 2011. He holds a degree in finance from the Universidad Iberoamericana, where he graduated with honors.

Magdalena Sofía Salarich Fernández de Valderrama is currently the Senior Executive Vice-President of Banco Santander, S.A. as well as Head of Santander Consumer Finance, Vice President of the Board and member of the Executive Committee of Santander Consumer Finance, S.A, Member of the Supervisory Board of Santander Consumer Bank AG, Member of the Supervisory Board of Santander Consumer Holding GmbH and Member of the board of directors of Financiera El Corte Inglés, E.F.C. S.A. Prior to working at Banco Santander S.A., she held several positions at Citroën (Hispania), including as Head of the Internal Information department from 1979 to 1980, head of the Training-Information department from 1980 to 1986, Head of the Press and Public Relations department and Director of

Marketing from 1986 to 1993. From 1993 to 1994, she was the Deputy to the European Commercial Director in Citroën Automobiles, a post that combined with the Director of Marketing in Citroën Hispania until 1994, when she was named European Commercial Marketing Director in Citroën Automobiles. In 1996 she was designated Executive Vice-President of Citroën Hispania as well as European Commercial Marketing Director in Citroën Automobiles and in 2001 she was designated European Commercial Director and Commercial Marketing Director in Citroën Automobiles (27 countries) and Chief Executive Officer and Senior Executive Vice-President of Citroën Spain. She has obtained several awards such as: The Gold Cross of the Spanish Association for European Development (AEFE) in 2007, Légion d’Honneur of the French Republic in 2001 and Best Manager of the Year awarded by the Spanish Association for Company Financiers and Treasurers (ASSET) in 2006. She holds a degree in Engineering from ICAI (Instituto Católico de Artes e Industrias), a master’s in commercial and marketing management from Instituto de Empresa and a master’s in general management studies from Instituto de Estudios Superiores de la EmpresariaI (IESE).

Francisco Javier García-Carranza Benjumea is currently Executive Vice President of Banco Santander [, S.A.]. He is in charge, globally, of Restructuring, Participations, Real Estate, Recovery Strategy, and Loan and Assets Portfolio Dispositions. Prior to joining Santander in February 2016, he worked for 17 years at Morgan Stanley, based in London, as Co-Head of EMEA (Europe, Middle East and Africa) Real Estate investment banking business. At Morgan Stanley, he advised clients in M&A, and Equity and Debt financing transactions for more than $100 billion to European and Middle East clients. Mr. García-Carranza is Chairman of the board of directors of Merlin Properties, Member of the Executive Committee and Board Member of the Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria (Sareb), Chairman and board member of Santander Capital Desarrollo SGEIC SA, and Board Member of Metrovacesa, Banco Popular S.A, Banco Santander S.A., Altamira Asset Management SA, Altamira Real State among others. He has a bachelor’s degree in business administration from the University Carlos III of Madrid.

Rodrigo Brand de Lara has been the Deputy General Director of Research, Strategy, Public Affairs and Chief of Staff of the Chief Executive Officer for Banco Santander Mexico since 2016. From 2011 to 2016, he was Deputy General Director of Research, Public Affairs and Marketing. In 2010, he was the Director General for the Social Communication Division of the Mexican Ministry of Foreign Affairs (Secretaría de Relaciones Exteriores). From 2006 to 2010, he was the head of the Social Communication Unit and the spokesperson for the SHCP. From 2004 to 2006, he served as Director General of Social Communication and Institutional Link for IPAB. Mr. Brand de Lara has previously held the following positions at the Mexican Ministry of Treasury: Deputy General Director of Economic and Financial Analysis from 2003 to 2004; Senior Advisor to the Undersecretary of Finance and Public Credit from 2000 to 2001; Subdirector of Internal Credit from 1999 to 2000. From

1996 to 1999, he was an economist in Mexico for Deutsche Morgan Grenfel, and during 1996 he was also an advisor to the Deputy Director of Financial Engineering of BANOBRAS. Mr. Brand de Lara has a degree in economics from Instituto Tecnológico Autónomo de México.

Ángel Rivera Congosto has been the Executive Vice President of Commercial Banking at Banco Santander México since 2017. He previously served as General Manager for the Commercial Banking Division and as member of the Management Committee of Banco Santander, S.A.. He has been a board member of Banco Santander, S.A., Banco Santander Totta in Portugal, Banco Santander Uruguay, Banco Santander Perú and Banco Santander Internacional (United States of America). He began working at the Santander Group in April 2013 as General Manager of the Business, SMEs and Institutions area within the Commercial Banking Division. Previously he worked for Banco Popular for 24 years, where he worked in retail branches for 6 years and led the Presidency Cabinet, the International Banking area, the Strategy and Corporate Development area, the Human Resources Rights division, the General Media directory and the Commercial Network area. He also served as General Business Director of Banco Popular. He has a Diploma in Business and Tourism Activities from the Official School of Tourism of Spain, also completed the Senior Business Management Program (PADE) at IESE (University of Navarra) and the Development Program in Corporate Finance at the Institute Madrid Company. He has also completed various financial programs in the United States and Australia and is a member of the Australian Institute of Banking & Finance. He has also been a member of the Board of Trustees of the College of Financial Studies (CUNEF), a member of the Board of Trustees of the Spanish Foundation for Banking in Financial Studies, a professor in the Master of Portfolio Management and Financial Markets of the School of Finance of La Coruña and co-author of the books "Experts in People," "In Search of Commitment," and "31 Keys to Risk Management in Banking Entities". He has also published several articles in Spanish economic journals and newspapers.

Didier Mena Campos has been Chief Financial Officer since November 2016. Previously, he was Deputy Director General of Finance of Banco Santander Mexico from May to November 2016. Before joining Santander, Mr. Mena worked in several financial institutions, including: (i) Execution Finance Division, an investment bank, where he was partner from 2014 to 2016, (ii) Navix, focused on financing the Mexican energy sector companies, financial company where he was Chief Executive Officer from 2013 to 2014, (iii) Credit Suisse, where his last responsibility was as Managing Director of the Financial Institutions Group, Latin America between 2010 and 2012, (iv) Chief Financial Officer of Financiera Independencia from 2008 to 2010, (v) Director of Credit Suisse in investment banking and fixed income from 2001 to 2008 and (vi) Grupo Financiero BBVA Bancomer from 1994 to 2000, with responsibilities in the ALCO and strategic operations, such as the merger with BBVA, the acquisition of Banca Promex, the acquisition of the 49% stake that had Afore Aetna insurance and pension Bancomer and the branch network strategy. Outside the financial sector, he worked in Oro Negro, a Mexican drilling company, from 2012 to 2013 as Chief Financial Officer and Chief Investment Officer. He studied economics at ITAM and received her master's degree in business administration from Boston University.

Guillermo Jorge Quiroz Abed has served as the Corporate Director of Administration and Finance at Grupo Bimbo for the last 18 years. From 1997 to 1999 he was in charge of the Finance Department in Santander Serfin Group, involved in the restructuring of the bank and subsequent sale to the Santander Group. He began his professional career as Director of Finance at Grupo Condumex, from 1978 to 1992, and later held the same role at Aeromexico, Mexicana de Aviación and Cintra until 1997. He has also been a full-time professor in finance area at IPADE. Mr. Quiroz holds a degree in actuarial studies from the Anahuac University and from the National Autonomous University of Mexico (UNAM) and an MBA from the IPADE.

INDEPENDENT SERIES "F" DIRECTORS

Cesar A. Montemayor Zambrano is a private investor and entrepreneur. He worked at JP Morgan for 14 years in global investments in New York, and later managed his own company. In Monterrey, Nuevo León he founded InverCap AFORE which he presided for more than 20 years. Today he is a shareholder, member of the board, founder and honorary president of InverCap. He was Chairman of COPARMEX, Nuevo León from 2015 to 2017, and he continues to serve as a member of the board. He serves as a member of the Board of Directors of the Escuela Superior de Música y Danza, Universidad de Monterrey, Museo MARCO y Universidad Tec Milenio. He is also a member of the Board and presides the Audit Committee of Tecnológico de Monterrey. He is one of the founders of Hagámoslo Bien, and presides the Comisión de Finanzas Públicas del Consejo Nuevo León. He holds a degree in chemical engineering and systems from Instituto Tecnológico y de Estudios Superiores de Monterrey and has a master’s degree in Chemical Engineering and Business Administration by Columbia University in New York where he obtained his degree of Master in Science.

Bárbara Garza Lagüera Gonda is President of the acquisitions Committee of FEMSA cultural projects. She serves as a board member of Coca-Cola FEMSA (KOF) and Fomento Económico Mexicano (FEMSA), the world's largest Coca-Cola bottling franchise. She also serves as a board member of the board of directors of Soluciones Financieras (SOLFI), Fresnillo and Promecap Acquisition Company and also is part of the boards of the following non-profit organizations: Franz Mayer Museum Board of Trustees, Fund for Peace, Museo de Arte Contemporáneo de Monterrey, among others. She holds a degree in business administration with a master’s degree from the Instituto Tecnológico de Estudios Superiores de Monterrey.

Juan Ignacio Gallardo Thurlow is the Chairman of the board of directors of Grupo GEPP (Grupo de Embotelladoras de Pepsicola and its brands in Mexico) and Grupo Azucarero México, S.A. de C.V. He serves on the boards of directors of Caterpillar, Inc. and Lafarge, S.A. He is also a member of the International Advisory Board of Bombardier Inc. He is a member of the Consejo Mexicano de Hombres de Negocio, A.C. (CMHN) and the Consejo de Negocios de América Latina (CEAL). He is a General Coordinator on COECE (Coordinadora de Organismos Empresariales de Comercio Exterior for negotiations under the Free Trade Agreements of Mexico). From 1978 to 1989, he was Chairman of the board of directors of Babcock de México, S.A. de C.V. From 1974 to 1988, he was Chairman of the board of directors of Clevite de México, S.A. de C.V. From 1981 to 1983, he was Deputy General Director of Grupo Industrial Minera México, S.A. From 1976 to 1980, he was Chief Executive Officer of the International Division and Investment Bank of Multibanco Comermex, S.A. Institución de Banca Múltiple. He has a law degree from the Escuela Libre de Derecho and studied business management at the Instituto Panamericano de Alta Dirección Empresarial (IPADE).

José Eduardo Carredano Fernández is the President of the board of directors of La Ideal S.A. de C.V., Aceros La Ideal S.A. de C.V., Industrial Formacero, S.A. de C.V., and Fianzas Asecam, S.A. He is also a member of the boards of directors of Inmobiliaria Silver, S.A. de C.V., Asecam, S.A. de C.V., Grupo Financiero Asecam, S.A. de C.V. He was a member of the board of directors of Credicam, S.A. de C.V., SOFOM Entidad Regulada from 1991 to 2008, Seguros Génesis, S.A. from 1993 to 1997, Fianzas Asecam, S.A. from 1994 to 2014. He studied Public Accountant in the Universidad Iberoamericana

INDEPENDENT SERIES "B" DIRECTORS

Antonio Purón Mier y Terán is a member of the board of directors of Zurich Santander Seguros México, S.A. He served as an associate of the Centro de Investigación y Análisis Económico (Economic Research and Analysis Center, or CIDAC) and was a member of the Instituto de Fomento e Investigación Educativa (Institute for the Promotion of Educational Research, or IFIE) and of Metrópoli 2025. He has advised public and private institutions with respect to strategy, transactions and organization in collaboration with the Centro de Investigación y Docencia Económicas (Center for Economic Research and Training, or CIDE) and with other specialists. He served as a director partner in the Mexican office of McKinsey & Company, Inc. for over 26 years. He was professor of training courses to McKinsey’s partners and was in charge of the partners “coaching” program at a worldwide level. Before starting at McKinsey, he was a full time professor at the Universidad Iberoamericana and worked at the Mexican Petroleum Institute, Ingeniería Panamericana and Polioles, S.A. He is a member of the board of directors of Nadro, S.A., and of the Patronato del Museo Nacional de Arte (the Patronage of the National Art Museum) of Banco Santander Parent and of the Patronato of the Universidad Iberoamericana. Mr. Purón Mier y Terán holds a master’s in business administration from Stanford University and a degree in chemical engineering from the Universidad Iberoamericana.

Fernando Benjamín Ruiz Sahagún serves on the board of directors of the Mexican Stock Exchange, Grupo México, S.A.B. de C.V., Grupo Palacio de Hierro, S.A.B. de C.V., Grupo Pochteca, S.A.B. de C.V., Fresnillo plc., Grupo Cementos de Chihuahua S.A.B. de C.V., Kimberly Clark de México, S.A.B. de C.V., Mexichem, S.A.B. de C.V. and Arcelor Mittal de México, S.A. de C.V. Mr. Ruiz Sahagún is a member of the International Fiscal Association (IFA) and of the Instituto Mexicano de Ejecutivos de Finanzas, A.C. (Mexican Institute of Finance Executives). He is also a member of the Instituto Mexicano de Contadores Públicos A.C. (Mexican Institute of Public Accountants) and served as a member of its board. He is one of the founding partners of Chevez, Ruiz, Zamarripa y Cia. S.C., a tax law firm in which he now serves as counsel. He holds a degree in public accounting from the Universidad Nacional Autónoma de México.

Alberto Torrado Martínez is a member of the board of directors of the Mexican Stock Exchange, Fideicomiso ProBosque de Chapultepec and a member of the Mexican Business Counsel. He is founder and Chief Executive Officer of Alsea, S.A.B. de C.V. He has been President of the National Association of Fast Food and member of the National Chamber of the Restaurant Industry and Condimented Food. He is one of the founders of Torrquin, S.A. de C.V. (Domino’s franchise), and is its Chief Executive Officer. Mr. Torrado holds a degree in accounting from the Instituto Tecnológico Autónomo de México. He also completed graduate studies at the Instituto Panamericano de Alta Dirección Empresarial and participated in other seminars, and completed studies at Harvard University and the Wharton School of the University of Pennsylvania.

María de Lourdes Melgar Palacios is a professor at the Tecnológico de Monterrey and the Instituto Tecnológico Autónomo de México and a founding director of the Sustainability and Business Center at EGADE Business School of Tecnológico de Monterrey. Dr. Melgar is also a National Researcher on the National Council of Sciences and Technology. In addition to her work in academia, Dr. Melgar worked at the Ministry of Energy as Undersecretary of Hydrocarbons from 2014 to 2016 and Undersecretary of Electricity from 2012 to 2014. Since 2014, she has also chaired the Technical Group of Energy Reform. Dr. Melgar also previously served as a member of the Governing Board of the Federal Electricity Commission, as Principal Counselor of Petróleos Mexicanos and the National Center for Natural Gas Control and as an alternate member of the boards of the Mexican Petroleum Fund, Nacional Financiera and Bancomext. She is also a member of the Mexican Council of International Affairs and the Trilateral Commission and has held several other positions within Mexican diplomacy. Dr. Melgar holds a bachelor’s degree in International Relations and Comparative Literature from Mount Holyoke College and a doctorate degree in political science from the Massachusetts Institute of Technology.

Jesús Federico Reyes Heroles González Garza is the Executive President of StructurA. Previously, he was the Chief Executive Officer of Petróleos Mexicanos from December 2006 to September 2009. He is a member of several boards of directors, including OHL México, S.A.B. de C.V. and Water Capital Mexico (WCAP Holdings S.A. de C.V.). He is a member of the Advisory Board of the Energy Intelligence Group (EIG) and served as a member of the Advisory Board of Deutsche Bank from 2010 to 2012. He is President of the Advisory Board of Agua, A.C. and of the Water Committee of Fundación Gonzalo Rio Arronte. From 1997 to 2000, he was the Mexican ambassador to the United States of America. From 1995 to 1997, he was the Secretary of Energy of Mexico. From 1994 to 1995, he was the General Director of Banobras. From 1993 to 1994, he was the representative of Mexico of the Grupo de Personas Eminentes (Eminent Persons Group) of APEC. Mr. Reyes Heroles González Garza graduated with a degree in Economics from ITAM and studied law at UNAM. He earned a doctorate degree in Economics from MIT.

Rogelio Zambrano Lozano has occupied different positions in CEMEX since 1977, in areas related to production, distribution, marketing and strategic planning. In 1983, he founded CARZA S.A. de C.V., dedicated to the development of real estate projects in México, which he directed until May 15, 2014, when he was designated as Chairman of the board of directors of CEMEX. He has also chaired the financial committee of CEMEX since 1997. In 1985, he began teaching in the entrepreneurial development division of Instituto Tecnológico y de Estudios Superiores de Monterrey. He also became a member of the corporate executive committee of its business incubator and Chair of the Corporate Board of Business Incubator Campus Monterrey. Among others. Mr. Zambrano holds a degree in industrial and systems engineering from Instituto Tecnológico y de Estudios Superiores de Monterrey and a master’s degree in business administration (1980) from Wharton Business School of the University of Pennsylvania.

Guillermo Francisco Vogel Hinojosa is Chairman of the Cámara Nacional de la Industria del Hierro y el Acero (CANACERO); previously he held the same position from 1987 to 1989 and from 2001 until 2003. He is vice president of the board of directors of Iron & Steel Institute (AISI) and President of the North American Steel Council. Since 2002 he has been Director and vice president of the board of directors of TENARIS. Mr. Vogel started his career in the Corporate Bank branch of Bank of America in Los Angeles, California in which he achieved the vice presidency position in 1976. In 1979 he worked at Banamex in the Corporate Bank branch, and in 1983 he began working the company TAMSA as a CFO. In 1987, he was Executive Vice President and Chief Executive Officer of TAMSA. In June 1997, he was promoted to vice chairman of the board of directors. He is also a member of the board of directors of Tenaris, Techint México, Corporación ALFA, Universidad Panamericana-IPADE, Rassini, Corporación Mexicana de Inversiones de Capital, Innovare, Grupo Assa y American Iron and Steel Institute among others. He is also President of the board of directors of Grupo Collado y de Exportaciones IM Promoción and member of the

Comisión Trilateral, the Consejo Internacional and of the Manhattan School of Music. He holds a degree in business administration from the Universidad Nacional Autónoma de México (UNAM) and an M.B.A. from the University of Texas in Austin.

Joaquín Vargas Guajardo is the Chairman of the board of directors of Corporación Mexicana de Restaurantes, S.A.B. de C.V. and was previously president of the board of directors of Grupo MVS Comunicaciones, the Cámara Nacional de la Industria de Radio y Televisión and the Asociación de Directores de Cadenas de Restaurantes. He is also a member of the boards of directors of several companies including Vitro, S.A.B. de C.V., Grupo Posadas, S.A.B de C.V., Médica Sur, S.A.B. de C.V., Grupo Aeroportuario del Pacífico, S.A.B. de C.V., Periódico el Universal and Grupo Costamex, among others. From April 1997 to April 2005 and from April 2008 to April 2012, he was a member of the board of directors of the Mexican Stock Exchange. He is a member of the Compensation Committee of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. He holds a degree in business administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey and studied business management at the Instituto Panamericano de Alta Dirección Empresarial.